Exhibit F





February 16, 2001

Securities and Exchange Commission
450 Fifth Street,
N.W. Washington, D.C.  20549

Re:  	Northeast Utilities
     SEC File Number 70-09839

Ladies and Gentlemen:

I am Assistant General Counsel of Northeast Utilities Service Company ("NUSCO"), a service company affiliate of Northeast Utilities ("NU"). I have acted as counsel for NU and its wholly-owned public utility subsidiaries, The Connecticut Light and Power Company ("CL&P) and Western Massachusetts Electric Company ("WMECO", and collectively with NU and CL&P, the "Applicants") in connection with Form U-1 in File No. 70-09839 ("Declaration"). In the Declaration, the Applicants sought the approval of the Commission for the proposed transaction described therein. Specifically, the Applicants sought Commission approval of (a) the payment of dividends to, and/or the repurchase of stock from, NU out of capital or unearned surplus by CL&P and WMECO derived from the sale of certain nuclear assets and (b) the payment of dividends to, and/or the repurchase of stock from, NU out of capital or unearned surplus by CL&P under its Mortgage Indenture dividend covenant (collectively, the "Proposed Transactions").

In connection with this opinion, I have examined or caused to be examined by counsel associated with or engaged by me, including counsel who are employed by NUSCO, originals or copies certified to my satisfaction of such corporate records of the Applicants, certificates of public officials and of officers of the Applicants, and agreements, instruments and other documents, as I have deemed necessary as a basis for the opinions expressed below. In my examination of such agreements, instruments and documents, I have assumed the genuineness of all signatures, the authenticity of all agreements, instruments and documents submitted to me as originals, and the conformity to original agreements, instruments and documents of all agreements, instruments and documents submitted to me as certified, conformed or photostatic copies and the authenticity of the originals of such copies.

The opinions set forth herein are limited to the laws of the Commonwealth of Massachusetts, the State of Connecticut and the federal laws of the United States. I am a member of the bar of the State of New York. I am not a member of the bar of the Commonwealth of Massachusetts nor of the bar of the State of Connecticut, and do not hold myself out as an expert in the laws of such Commonwealth and State. In expressing opinions about matters governed by the laws of the Commonwealth of Massachusetts, I have consulted with counsel who are employed by NUSCO and are members of the bar of such Commonwealth. In expressing opinions about matters governed by the laws of the State of Connecticut, I have consulted with counsel who are employed by NUSCO and are members of the bar of such State.

Based upon and subject to the foregoing, and assuming that the Proposed Transactions are carried out in accordance with the Declaration, I am of the opinion that, when the Commission shall have entered an order forthwith granting the Declaration:

(a) all State laws applicable to the Proposed Transactions will have been complied with;

(b) each of the Applicants is validly organized and existing under the laws of its state of organization;

(c) CL&P and WMECO will legally acquire the shares of their respective stock, if any, being repurchased from NU; and

(d) the consummation of the Proposed Transactions will not violate the legal rights of the holders of any securities issued by NU or any associate company thereof.

I hereby consent to the filing of this opinion as an exhibit to the Declaration and in any proceedings before the Commission that may be held in connection therewith.

Very truly yours,


/S/Jeffrey C. Miller
Assistant General Counsel